UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Diamond Home Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   252648-10-0
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         / /      Rule 13d-1(b)
         / /      Rule 13d-1(c)
         /x/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                                   SCHEDULE 13G

CUSIP No. 252648-10-0                                                    Page  2

1                 NAMES OF REPORTING PERSONS S.S. OR
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                  Globe Building Materials, Inc.     36-3617389
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) //
                                                                         (b) //

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 CITIZENSHIP OF PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                           5        SOLE VOTING POWER
  BENEFICIALLY OWNED
   BY EACH                                 -------------------------------------
  REPORTING                                6        SHARED VOTING POWER
   PERSON
   WITH                                                3,417,000
                                           -------------------------------------
                                           7        SOLE DISPOSITIVE POWER

                                           -------------------------------------
                                           8        SHARED DISPOSITIVE POWER

                                                       3,417,000
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,417,000
--------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                       / /


--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             40.2%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 252648-10-0                                                    Page  3

1            NAMES OF REPORTING PERSONS S.S. OR
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


             C. Stephen Clegg; ###-##-####
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) //
                                                                         (b) //

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            CITIZENSHIP OF PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                           5        SOLE VOTING POWER
  BENEFICIALLY OWNED
   BY EACH                                                 44,805
  REPORTING                                -------------------------------------
   PERSON                                  6        SHARED VOTING POWER
   WITH
                                                       3,417,000
                                           -------------------------------------
                                           7        SOLE DISPOSITIVE POWER

                                                           44,805
                                           -------------------------------------
                                           8        SHARED DISPOSITIVE POWER

                                                       3,417,000
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,461,805
--------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                       / /


--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             40.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)         Name of Issuer:

                  Diamond Home Services, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  222 Church Street
                  Diamond Plaza
                  Woodstock, Illinois 60098

Item 2(a)         Name of Persons Filing:

                  Globe Building Materials, Inc.
                  C. Stephen Clegg

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Globe Building Materials, Inc.
                  2230 Indianapolis Blvd.
                  Whiting, Indiana 46394

                  C. Stephen Clegg
                  c/o Diamond Home Services, Inc.
                  222 Church Street
                  Diamond Plaza
                  Woodstock, Illinois 60098

Item 2(c)         Citizenship:

                  Globe Building Materials, Inc. -- Delaware
                  C. Stephen Clegg -- United States

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  252648-10-0

Item 3 Not applicable, reporting persons are filing this Schedule 13G pursuant to Rule 13d-1(d).

Item 4            Ownership:

                  Globe Building Materials, Inc.:

                           (a) Amount Beneficially Owned:

                           As of December 31, 1998, the number of shares of the issuer's Common Stock beneficially owned by Globe Building Materials, Inc. was 3,417,000.

                           (b) Percent of Class:

                           As of December 31, 1998, the percent of the issuer's outstanding Common Stock beneficially owned by Globe Building Materials, Inc. was approximately 40.2%.

                           (c)  Number  of  shares  as to which  Globe  Building
Materials, Inc. has:

                                    (i) sole power to vote or to direct the vote
                                    is  -0-.  (ii)  shared  power  to vote or to
                                    direct  the vote is  3,417,000.  (iii)  sole
                                    power   to   dispose   or  to   direct   the
                                    disposition is -0-. (iv) shared power to dispose or to direct the disposition is 3,417,000.

                  C. Stephen Clegg:

                           (a) Amount Beneficially Owned:

                           As of December 31, 1998, the number of shares of the issuer's Common Stock beneficially owned by C. Stephen Clegg was 3,461,805. Of these shares, Mr. Clegg directly owned vested options to purchase 44,805 shares and indirectly owned 3,417,000 through Globe Building Materials, Inc.

                           (b) Percent of Class:

                           As of December 31, 1998, the percent of the issuer's outstanding Common Stock beneficially owned by C. Stephen Clegg was approximately 40.5%.

                           (c) Number of shares as to which C. Stephen Clegg has:

                                    (i) sole power to vote or to direct the vote
                                    is 44,805.  (ii) shared  power to vote or to
                                    direct  the vote is  3,417,000.  (iii)  sole
                                    power   to   dispose   or  to   direct   the
                                    disposition is 44,805. (iv) shared power to dispose or to direct the disposition is 3,417,000.

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding
                  Company:

                  Globe Building Materials, Inc. beneficially owns the shares it has reported on this Schedule 13G through its wholly-owned subsidiary, GBM, Inc.

                  C. Stephen Clegg -- Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable, reporting persons are filing this Schedule 13G pursuant to Rule 13d-1(d).

                                    SIGNATURE

    After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1999

                                  GLOBE BUILDING MATERIALS, INC.


                                  By:      /s/ C. Stephen Clegg
                                       -----------------------------------------
                                       C. Stephen Clegg, Chief Executive Officer




                                         /s/ C. Stephen Clegg
                                       -----------------------------------------
                                       C. Stephen Clegg


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




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